Exhibit 4(b)(vi)

EXECUTIVE SERVICE AGREEMENT

THIS EXECUTIVE SERVICE AGREEMENT is made on the 30th day of November 2010.

BETWEEN

(1)	Lloyds TSB Bank Plc (the “Employer”); and

(2)	Juan Colombas (the “Executive”).

Definitions used in this Agreement are set out in Clause 19.2 below.

IT IS AGREED as follows:

1	Appointment Pre-Conditions and Term

Appointment

1.1	Provided the Executive has satisfied the conditions set out in Clause 1.2 below, the Employer shall employ the Executive as Chief Risk Officer or in such other executive capacity consistent with the Executive’s seniority and skills as the Employer may from time to time reasonably require (the “Employment”).

Pre-conditions

1.2	The Executive’s employment is conditional upon:

1.2.1	the Executive having been approved as an “Approved Person” in respect of the Employment by the FSA under the FSMA 2000 (“FSMA Approval”) (for the avoidance of doubt this condition only applies if the role requires the Executive to be an “Approved Person”),

1.2.2	the Executive not being prevented from taking up employment under this Agreement on or before 7 March 2011 by any obligation or duty owed to a third party, whether contractual or otherwise,

1.2.3	the satisfactory completion of any recruitment formalities including, where appropriate, obtaining permission from the UK Border Agency for the Executive to take up this employment.

If the conditions are not satisfied then, unless the Employer decides to waive the conditions or the parties agree to postpone the Commencement Date until the conditions have been satisfied, this Agreement shall not take effect and the Executive shall not have any claim for compensation or otherwise against the Employer by reason of this.

Term

1.3	The Employment shall begin on 17 January 2011 (or such later date as the parties may mutually agree but no later than 7 March 2011) (the “Commencement Date”) and shall continue until terminated:

1.3.1	by not less than 12 months’ notice given by the Employer to the Executive (provided that such notice may not expire before the second anniversary of the Commencement Date); or

1.3.2	by not less than 6 months’ notice given by the Executive to the Employer; or

1.3.3	under a provision set out in Clause 11.

1.4	The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive’s continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal is the Commencement Date.

2	Duties of the Executive

General Duties

2.1	The Executive will during the Employment:

2.1.1	devote their whole time, attention and skill to the Employment during normal office hours and during such other times as may reasonably be required for the effective performance of the duties under this Agreement;

2.1.2	properly perform the duties set out in this Agreement and properly exercise any powers conferred by this Agreement;

2.1.3	accept any offices or directorships as reasonably required by the Employer;

2.1.4	comply with all rules, regulations policies and codes issued by the Employer that apply to the Employment;

2.1.5	comply with all rules, regulations and codes imposed or recommended by any industry or regulatory body that apply to the Employment;

2.1.6	keep their line manager promptly informed of the conduct of the Executive’s duties, plans for the future performance of the duties and of any conflict of interest to which the Executive is or may become subject;

2.1.7	comply with any policy directions or reasonable other directions issued by the Employer;

2.1.8	use best endeavours to promote the interests and reputation of every Group Company; and

2.1.9	keep the Employer advised of the Executive’s current UK residential address.

Interests of the Executive

2.2	The Executive will disclose promptly in writing to the Employer any interests (for example, shareholdings or directorships) whether or not of a commercial or business nature (except interests in any Group Company).

2.3	Subject to Clause 2.4, during the Employment (including any Garden Leave Period) the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity of a commercial or business nature (except as a representative of the Employer or with the written consent of their line manager).

2.4	The Executive may hold or be interested in investments which amount to not more than one per cent of the issued investments of any class or any one company.

2.5	The Executive will (and will use best endeavours to ensure that the Executive’s spouse and any dependents) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the FSA’s Code of Market Conduct and all other rules, policies or codes applicable to the Employer or the Executive from time to time in relation to the holding or trading of securities (in each case as amended or replaced from time to time).

2.6	The Executive will not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any Group Company (other than reasonable corporate hospitality and seasonal or occasional gifts of limited value).

Approved Person

2.7	During the period of this Agreement the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any Group Company or lose approval as an “Approved Person” by the FSA under the FSMA 2000 in respect of the Employment. If the Executive is not an “Approved Person” at the date of appointment under this Agreement, then the Executive will not do anything which would cause the Executive from becoming an “Approved Person” in the future.

Location

2.8	The Executive will work in the Employer’s London Head Office from time to time (currently 25 Gresham Street, London). The Executive shall travel to such places within or outside the United Kingdom as the Employer may specify.

3	Remuneration

3.1	During the Employment the Employer will pay the Executive a salary of £625,000 per annum or such higher salary as may be notified to the Executive from time to time. The Executive’s salary shall be reviewed (but without any obligation to increase) annually from (and with effect from) 1 January 2011. During the first three years of the Employment commencing from the Commencement Date the Employer will also pay the Executive a housing and education allowance at the rate of £300,000 per annum for the first year, £200,000 per annum for the second year and £100,000 per annum for the third year after which the allowance will cease to be payable. The allowance shall not be treated as salary or taken into account for the purposes of calculating bonus or other awards, pension contributions or benefits or any other benefits provided under this Agreement. Salary and allowance will be paid in equal monthly instalments on or about the 20th day of each month. The Executive shall maintain a bank account with a subsidiary of the Lloyds Banking Group into which the Executive’s salary and allowance shall be paid.

3.2	The Executive agrees to waive payment of any director’s fees or other remuneration payable in respect of any directorship held by the Executive with any Group Company.

3.3	The Executive will be paid such bonus at such times and subject to such conditions as the Employer in its sole and absolute discretion may from time to time determine. In accordance with clause 4.11 below payment of such a bonus or participation in a bonus scheme is not a contractual entitlement, save that, in recognition that the Executive may by reason of accepting Employment with the Employer forfeit in whole or in part any entitlement to receive a bonus award from Santander in respect of the 2010 performance year the Employer shall on or before 31 March 2011 (the “Bonus Award Date”) and provided always that the Executive remains employed by the Employer (or another Group Company) and has not given or received notice to terminate the Employment at the Bonus Award Date, make to the Executive of a bonus award to the value of £500,000 less the value of any bonus award for 2010 to the Executive by Santander. The bonus award shall be subject to the Employer’s policy in relation to payment, deferral, malus and clawback prevailing at the Bonus Award Date (save that, in the event of any conflict between such policy and the terms of this Agreement, this Agreement shall prevail) and otherwise satisfy any relevant requirements of the FSA, including its Remuneration Code as amended from time to time.

3.4	The Executive will be eligible to participate in any all-employee share schemes or other benefits provided to all employees, or to be considered for participation in any discretionary scheme, operated or offered by the Employer or any Group Company from time to time in accordance with the relevant rules (including without limitation any rules as to eligibility). In accordance with clause 4.11 below participation in any share option, share incentive or other employee benefit plan, scheme or arrangement is not a contractual entitlement except to the extent of any specific awards or entitlements made or notified to the Executive and, for the avoidance of doubt it is agreed that the provisions set out in Clause 5 are contractual and binding on the Employer.

3.5	During the first 2 years of the Employment commencing from the Commencement Date the Employer will pay the Executive an annual expatriate allowance of £36,000 net of tax and National Insurance (which shall be grossed up to take account of tax and National Insurance contributions payable by the Executive). The expatriate allowance: (a) shall be paid annually in advance to the Executive by bank credit transfer; and (b) shall not be treated as salary or taken into account for the purposes of calculating bonus or other awards, pension contributions or benefits or any other benefits provided under this agreement.

4	Pension and Other Benefits

4.1	Pension

The Executive shall be entitled to participate in Your Tomorrow (the “Scheme”). The Executive’s membership of the Scheme, including the contributions payable by and on behalf of the Executive, will be subject to and in accordance with the terms of its governing documentation in force from time to time (including in particular to the rights of any person to amend or terminate the Scheme) except that:

(a)	subject to (b), employer contributions to the Scheme in respect of the Executive will be at the rate of 25% of the Executive’s annual salary referred to in Clause 3.1 from time to time;

(b)	the Executive must contribute to the Scheme at the rate of 3% of the Executive’s annual salary referred to in clause 3.1 from time to time;

(c)	any provisions under the Scheme for the Employer to pay additional contributions to the Scheme linked to the level of contributions by a member will not apply to the Executive.

If the Executive does not join the Scheme or subsequently opts out, the Employer will pay to the Executive or to a pension scheme nominated by the Executive an amount equal to 25% of the annual salary referred to in Clause 3.1 from time to time as a non-pensionable cash supplement. Such allowance will be payable in equal monthly instalments.

The Executive acknowledges that in signing this contract the Executive will be deemed to have opted out of the “personal accounts” arrangements due to be implemented from 2012 in the United Kingdom (except and to the extent that this is the arrangement which the Employer designates as the Scheme).

Currently, a Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is not in force in respect of the Executive’s employment.

The contribution or allowance paid by the Employer will not be taken into account for the purposes of calculating bonus or other such payments as provided for in clause 3.1 above and shall be exclusive of the Executive’s 4% flexible benefit allowance.

4.2	This Clause shall apply where the Executive loses rights to payments pursuant to a letter dated 15 December 2008 and related documents between Santander, and the Executive. In recognition that the Executive will by reason of accepting employment with the Employer, suffer loss in relation to payments on retirement by virtue of his loss of rights as referred to in this Clause, the Employer has agreed to establish for the Executive as soon as reasonably practicable an unfunded pension arrangement for and in respect of the Executive (in terms to be agreed with the Executive but to be no less favourable to the Executive than his arrangement earned with Santander up to cessation of his employment with Santander, and subject to complying with any requirements of the FSA, including its Remuneration Code, as amended from time to time) to compensate him for the loss of payments under his exiting arrangements.

4.3	Flexible Benefits

The Executive shall be eligible to participate in the Flexible Benefits Scheme. The Executive shall receive in addition to salary a 4% flex cash allowance each month which the Executive can use, together with up to 50% of salary, to select from a range of benefits. Eligibility for flexible benefits will commence on the 1st day of the following month after the Commencement Date.

4.4	Salary sacrifice arrangements

The Employer has or may at some stage introduce a salary sacrifice arrangement. Under this arrangement some or all of the Executive’s pension contributions payable to the Scheme from time to time (which may at the Employer’s discretion include both regular or mandatory contributions or voluntary contributions) are currently or will be paid on the Executive’s behalf by the Employer in return for a reduction in the Executive’s salary (although pension and life cover benefits will be calculated without regard to this reduction).  By signing and/or entering into this contract the Executive has agreed to this reduction.  The Executive is therefore automatically a member of the salary sacrifice scheme (if one is already in place) or alternatively will join the salary sacrifice arrangement if it is introduced unless the Executive chooses to opt out as permitted under the terms of the salary sacrifice arrangement.

4.5	Rights of the Employer

The Employer shall be entitled at any time to terminate or vary the Scheme or the Executive’s membership of it. For the avoidance of doubt termination of the Scheme shall not affect the Executive’s entitlement to receive an amount equal to 25% of the annual salary as a pension allowance.

4.6	Car Allowance

The Executive shall be eligible to receive a non pensionable cash allowance of £1,000 payable each month.

4.7	Life Cover

The Executive will be provided with Life Cover.

The amount of Life Cover in the event of the Executive’s death during the Employment will be equal to four times the annual salary set out in Clause 3.1 (as revised from time to time), irrespective of whether or not the Executive is a member of any pension scheme operated by the Employer.

If the Executive joins the Scheme for retirement benefits, depending on the Executive’s circumstances at the time of the Executive’s death, there may be a further benefit available of up to four times the annual salary set out in Clause 3.1 (as revised from time to time). The provision of any such benefit will be as provided for in the terms of the New Scheme.

Such Life Cover will be provided under the terms of any arrangement designated by the Employer and notified to the Executive (subject to the proviso that any Life Cover in excess of the Lifetime Allowance applicable to registered pension schemes will be provided by the Employer or through an arrangement other than a registered pension scheme).

4.8	Private Medical and Permanent Health Cover

The Executive may participate, during the Employment, in the Employer’s international private health scheme. International private health cover will be provided for the Executive, his spouse and his dependent children subject to and in accordance with such terms from time to time on which any appointed supplier provides cover (including eligibility requirements). In addition, the Employer will provide Permanent Health cover at a level and on terms to be agreed with the Executive. If and to the extent that the Employer reduced, varies or withdraws the private health scheme or permanent health cover for all other participants, the arrangements in this clause may also be reduced, varied or withdrawn by the Employer to the same extent.

4.9	Health Screening

The Executive will be eligible to receive, and expected to undertake, an annual confidential medical screening by a supplier appointed by the Employer.

4.10	Deductions

For the avoidance of doubt, any and all remuneration or benefits provided by virtue of this Agreement shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities. Professional advice will be provided for the Executive on the Employer’s standard terms in respect of the Executive’s UK and Spanish tax returns.

4.11	Other Benefits

The Executive acknowledges that (except for any specific awards or entitlements notified to the Executive individually or by a general notice to staff and subject to the other provisions of this Agreement including the provisions set out in Clause 5 which are contractual) participation in any bonus, share option, share incentive or other employee benefit plan, scheme or arrangement (“Plan”) is not a contractual entitlement and on termination of the Employment the Executive will have no right to compensation or otherwise against the Employer or any other Group Company by reason of no longer being able to participate in any such Plan.

5	Share Buy-Out Awards

Awards

5.1	In recognition that the Executive’s outstanding awards over Santander shares will lapse on accepting Employment with the Employer, the Employer has agreed that it will, as soon as reasonably practicable following commencement of the Employment, procure the grant to the Executive of awards over shares in Lloyds Banking Group plc on the following bases. The Employer may change any of the vesting dates specified in Clauses 5.1.1 and 5.1.2 below to a later date (such time being a date which is as close as possible to the original vesting date specified below), at the time of grant of the Share Buy-Out Awards or subsequently if it becomes necessary to do so to comply with the Listing Rules of the UK Listing Authority or to take account of the actual Commencement Date.

5.1.1	in respect of shares the Executive could otherwise have acquired in 2011 and 2012 under the Santander performance share plan, an award over a number of Lloyds Banking Group plc shares whose value on the date of commencement of Employment equates to the value on 30 November 2010 of 52,962 Santander shares (being 91% of the Santander shares under the relevant Santander performance share plan awards). 44 % of the award will vest on 15 June 2011 and 56% of the award will vest on 15 June 2012 as long as the Executive remains in Employment, except as provided in Clauses 5.3 and 5.4 and subject to the deduction of income tax and any other withholding obligations for which the Executive is liable; and

5.1.2	in respect of shares the Executive could otherwise have acquired in 2013 under the Santander performance share plan, an award over a number of Lloyds Banking Group plc shares whose value on the date of commencement of Employment equates to the value on 30 November 2010 of 60,000 Santander shares under the relevant Santander performance share plan award. The award will vest on 14 June 2013 if a performance condition based on the TSR performance of Lloyds Banking Group plc against the peer group currently set in relation to the Santander shares amended to include Santander is satisfied, as long as the Executive remains in Employment, except as provided in Clauses 5.3 and 5.4 and subject to the deduction of income tax and any other withholding obligations for which the Executive is liable.

(together referred to as the “Share Buy-Out Awards”).

5.2	For the purposes of calculating the value of the Share Buy-Out Awards referred to in clauses 5.1.1 and 5.1.2, the value of the Santander shares will be the agreed Pounds Sterling equivalent of the closing price on 30 November 2010 and the value for the shares of Lloyds Banking Group plc will be the Pounds Sterling closing price on 30 November 2010.

Forfeiture and Malus

5.3	This Clause 5.3 is subject to Clauses 5.4 and 5.5. Upon termination of the Employment for any reason, any Share Buy-Out Award that has vested will be retained by the Executive and not lapse. If the Executive ceases to be an employee of the Group:

5.3.1	because he is Dismissed for Cause or by reason of his voluntary resignation (i.e. in circumstances in which he is not entitled to resign without notice owing to the conduct of the Group), any Share Buy-Out Award which has not yet vested will lapse on the Termination Date; or

5.3.2	for any other reason (including Absence Dismissal under Clause 11.3) any Share Buy-Out Awards which have not vested will not lapse and will vest on the vesting dates specified in the Share Buy-Out Awards subject to such performance conditions as are referred to in Clause 5.1.

5.4	The Board may in its absolute discretion determine that the number of Shares over which a Share Buy-Out Award may vest may be reduced (to nil if appropriate) as a result of:

5.4.1	the Lloyds Banking Group plc annual report and accounts having been materially restated at any time during the period between the grant of the Share Buy-Out

Award and the vesting date of the Share Buy-Out Award as a result of the conduct of the Executive other than material restatement due to a change in accounting policy or to rectify a minor error;

5.4.2	the Executive having, in the reasonable opinion of the Board, deliberately misled the management of the Lloyds Banking Group plc, the market and/or Lloyds Banking Group plc shareholders regarding the financial performance of Lloyds Banking Group plc at any time during the period between the grant of the Share Buy-Out Award and the vesting date of the Share Buy-Out Award;

5.4.3	the Executive’s actions at any time during the period between the grant of the Share Buy-Out Award and the vesting date of the Share Buy-Out Award having, in the reasonable opinion of the Board, caused harm to the reputation of the Group; or

5.4.4	any other factors considered by the Board to be relevant which are compliant with and no more onerous than requirements under the Financial Services Authority Code on Remuneration Practices.

5.5	Any Share Buy-Out Awards granted in accordance with Clause 5.1 and any payment made in accordance with clause 5.8 must satisfy any relevant requirements of the FSA, including its Remuneration Code as amended from time to time.

5.6	After signature of this Agreement, the Executive will at the Employer’s request use all reasonable endeavours to obtain such additional documents as are reasonably requested by the Employer from Santander and if there are any discrepancies between the arrangements agreed between the Executive and the Employer and the arrangements the Executive had at Santander, such discrepancies will be resolved between the parties in good faith and with the objective that the Executive is not overcompensated in relation to the Share Buy-Out Awards, any bonus award pursuant to Clause 3.3 and any payments pursuant to Clause 5.8.

5.7	References in this clause to various Santander plans shall be to those plans as named and described in the form 20-F issued by Santander on 10 June 2010.

5.8	In recognition that the Executive’s right to receive his delayed vesting compensation of an amount of £61,605 will lapse on the Executive accepting Employment with the Employer, the Employer shall pay to the Executive a sum of £20,535 on each of 31 March 2011, 31 March 2012 and 31 March 2013. The payments shall be made subject to deduction of income tax and any other withholding obligations for which the Executive is liable and shall not be treated as salary or taken into account for the purposes of calculating bonus or other awards, pension contribution or benefits or any other benefits provided under this Agreement. Upon termination of the Employment for any reason, any outstanding payment under this clause will be retained by the Executive and not lapse. If the Executive ceases to be an employee of the Group:

5.8.1	because he is Dismissed for Cause or by reason of his voluntary resignation (i.e. in circumstances in which he is not entitled to resign without notice owing to the conduct of the Group), any outstanding payment will lapse on the Termination Date; or

5.8.2	for any other reason (including Absence Dismissal under Clause 11.3) any outstanding payment will not lapse and will be paid on the due date.

6	Holiday and Expenses

6.1	The Executive shall be entitled during the Employment to 30 working days holiday in each calendar year plus bank holidays. Holiday may only be taken at such time or times as the Executive’s line manager shall approve. The Executive’s holiday entitlement shall be pro rated for the year in which the Employment begins and for the year in which the Employment ends.

6.2	The Employer will refund to the Executive all reasonable expenses properly incurred by the Executive in performing the duties under this Agreement, provided that these are incurred in accordance with Employer’s policy from time to time. The Employer will require the Executive to produce receipts or other documents as proof for any expenses claimed.

7	Confidentiality

7.1	Without prejudice to the common law duties which the Executive owes to the Employer, the Executive agrees to preserve the confidentiality of any trade secrets and/or confidential information belonging or relating to the Employer or its employees or relating to the Works, in whatever form (written, oral, visual and electronic), whether of a technical or commercial nature, disclosed to the Executive by or on behalf of the Employer or its employees or otherwise comes under the control of the Executive in the course of the Employment (“Confidential Information”), and agrees not to (except in so far as may be strictly necessary for the proper performance of the duties under this Agreement or with the prior written consent of the Employer), copy, use, discuss with or disclose to any third party any Confidential Information. This provision will not apply to Confidential Information which becomes public other than through unauthorised disclosure by the Executive. The Executive will use best endeavours to prevent the unauthorised copying, use or disclosure of such information by any third party.

7.2	In the course of the Employment the Executive is likely to obtain Confidential Information belonging or relating to other Group Companies or other persons. The Executive will treat such information as if it falls within the terms of Clause 7.1 and Clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Employer, the Executive will enter into an agreement with other Group Companies or any other persons in the same terms as Clause 7.1 with any amendments necessary to give effect to this provision.

7.3	The Executive agrees not to, either during or after the termination of the Employment (without the written consent of the Employer) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

7.3.1	the affairs of the Employer or any other Group Company;

7.3.2	the circumstances of the termination of the Employment and any offices (except he may disclose the reason for such termination to any prospective or future employer) with any other Group Company; or

7.3.3	anything that may be detrimental to the Employer or any other Group Company, except as required by law or any regulatory body.

7.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

8	Intellectual Property Rights

8.1	The Executive shall prepare, maintain and promptly disclose to the Employer immediately on creation full written details of all Works made, created or developed, wholly or partially, by the Executive at any time during the course of the Employment (whether or not during working hours or using Group premises or resources). The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in any Work shall automatically, on creation, vest in the Employer absolutely. To the extent that they do not vest automatically, the Executive hereby assigns (or where immediate assignment is not effective, agrees to assign) to the Employer, with full title guarantee, all the Executive’s Intellectual Property Rights in any Work. Pending assignment, the Executive shall hold the Intellectual Property Rights on trust for the Employer. The Executive agrees to promptly execute all documents and do all acts as may, in the opinion of the Employer, be necessary to give effect to this Clause 8.1.

8.2	So far as permitted by applicable laws, the Executive hereby irrevocably waives all moral rights under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions), which he may have or will have in any Work.

8.3	The Executive hereby irrevocably appoints the Employer to act as the Executive’s attorney to do everything necessary to give the Employer the full benefit of the rights under this Clause 8.

8.4	The rights and obligations of the parties under this Clause 8 shall continue after expiry or termination of this Agreement.

9	Garden Leave and Suspension

Garden Leave

9.1	At any time after notice to terminate the Employment is given by either party, or if the Executive resigns without giving due notice and the Employer does not accept the Executive’s resignation, the Employer may require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The Garden Leave Period shall last for such period or periods of the notice period as the Employer shall in its absolute discretion determine. The provisions of Clause 9.2 to Clause 9.8 apply to any Garden Leave Period.

9.2	During the Garden Leave Period the Executive will not, without prior written consent of their line manager, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature. The Employer will have no obligation to provide work to the Executive during the Garden Leave Period. Further, the Executive will not, unless requested by the Employer:

9.2.1	enter or attend the premises of the Employer or any other Group Company; or

9.2.2	contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

9.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

9.2.4	remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

9.3	During the Garden Leave Period the Executive shall be available to deal with requests for information, be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period) and to advise on matters relating to work.

9.4	During the Garden Leave Period the Employer may require the Executive to comply with the provisions of Clause 12, except that there will be no requirement to return any company car in the possession of the Executive. The Employer may also require the Executive to resign immediately from any directorship held in the Employer, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless the Executive is required by the Employer to perform duties to which any such directorship relates in which case the Executive may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be the Executive’s attorney to execute any instrument and do anything in the Executive’s name and on their behalf to effect the Executive’s resignation if the Executive fails to do so in accordance with this Clause 9.4

9.5	During the Garden Leave Period, the Executive will be entitled to receive the salary and all contractual benefits in accordance with the terms of this Agreement. For the avoidance of doubt the Executive shall not be entitled to participate in any bonus or other such incentive scheme. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any Garden Leave Period will be deemed to be taken by the Executive during the Garden Leave Period in relation to day(s) (not being a Saturday, Sunday, public or bank holiday) during which the Executive was not required to deal with information requests, attend a meeting or give advice.

9.6	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out duties in substitution of the Executive.

9.7	At the end of the Garden Leave Period, the Employer may, at its sole and absolute discretion, pay the Executive basic salary alone in lieu of the balance of any period of notice given by the Employer or the Executive (less any deductions the Employer is required by law to make).

9.8	All duties of the Employment (whether express or implied), including, but not limited to, the Executive’s duties of fidelity, good faith and under Clauses 2.1, 2.2 and 2.3 shall continue throughout the Garden Leave Period.

Suspension

9.9	Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign the Executive’s duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive. For the avoidance of doubt, during any period of suspension the rights of the Employer and duties of the Executive set out in clauses 9.2 – 9.8 above shall apply (save that the Employer shall not require the Executive to resign from any directorships unless a complaint is made out against him and otherwise subject to any FSA or other regulatory requirements).

10	Restrictions after termination of Employment

10.1	The Executive is likely to obtain Confidential Information and personal knowledge of and influence over employees of the Group during the course of the Employment. To protect these interests of the Employer, the Executive agrees with the Employer that the Executive will be bound by the following:

10.1.1	subject to clause 10.2 throughout the Employment and during the period of 6 months commencing with the Relevant Date the Executive will not (either on their own behalf or with any other person, whether directly or indirectly) be employed in, or carry on (or be a director of any company engaged in) any business which, is or is about to be in competition with any business of the Employer (or any other Group Company) being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

10.1.2	throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Employer or (as the case may be) any other Group Company any Restricted Employee;

10.1.3	throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) employ or engage or try to employ or engage any Restricted Employee;

10.1.4	throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) canvass, solicit or attempt to entice away from the Employer or (as the case may be) any other Group Company any business of any Relevant Customer or Prospective Customer in respect of the Relevant Services; and

10.1.5	throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not interfere or endeavour to interfere with the continuance of supplies to the Employer and/or any other Group Company or the terms relating to those supplies by any Relevant Supplier.

10.2	In the event that the Employer gives notice to terminate the Executive’s employment and the Executive works 6 months or more of the Executive’s notice period, the Employer will not require the Executive to comply with Clause 10.1.1 above following the termination of the Executive’s employment.

10.3	Following the Termination Date, the Executive will not hold out as being in any way connected with the businesses of the Employer or of any other Group Company (except to the extent agreed by such a company).

10.4	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 10 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.

10.5	The Executive acknowledges that the provisions of this Clause are fair, reasonable and necessary in order to protect the Confidential Information and business connections of the

Employer, and any other Group Company, to which the Executive has access as a result of the Employment

10.6	Each of the obligations in this Clause 10 is an entirely separate and independent restriction on the Executive. If any part is found to be invalid or unenforceable the remainder will remain valid and enforceable.

10.7	The Executive acknowledges and agrees to draw the provisions of this Clause 10 to the attention of any third party who may at any time before or after the termination of the Employment offer to employ or engage the Executive in any capacity and for whom or with whom the Executive intends to work during the 12 months following the Termination Date.

11	Termination

Summary Dismissal

11.1	The Employer may terminate the Employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-

11.1.1	commit any material breach, or continue (after written warning) to commit any breach, of the obligations under this Agreement;

11.1.2	be guilty of any material misconduct or material neglect in the discharge of the duties;

11.1.3	have a bankruptcy order made against them or make any arrangement or composition with the Executive’s creditors or have an interim order made against them pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

11.1.4	be convicted of any criminal offence (except any road traffice offence for which a non-custodial penalty is imposed) which in the reasonable opinion of the Employer affects the Executive’s position as an employee under this Agreement;

11.1.5	bring the name or reputation of the Executive or Employer, or any Group Company into disrepute;

11.1.6	be or become prohibited by law from becoming or remaining a director;

11.1.7	be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct of the Executive or the business of any Group Company;

11.1.8	cease to have FSMA Approval;

11.2	Where the Executive has been summarily dismissed or where the Executive terminates the Employment in breach of the notice provisions in Clause 1.3.2, the calculation of any payment in lieu of outstanding holiday entitlement owed by the Employer to the Executive shall be calculated as being £1.

Absence Dismissal

11.3	If the Executive (owing to sickness, injury or other similar incapacity) does not perform the duties under this Agreement for a period of at least 26 weeks (or at least 26 weeks in aggregate in any period of twelve months) the Employer shall be entitled to terminate the Employment by giving to the Executive not less than 3 months’ notice at any time while the

Executive does not perform the duties and the Executive shall have no claim for compensation or otherwise against the Employer by reason of such termination.

Reconstructions or amalgamation

11.4	If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement (and any written amendment thereto), then the Executive shall have no claim against the Employer in respect of the termination of the Employment (whether or not the notice required by Clause 1.3 shall have been given).

Payment in lieu of notice

11.5	The Employer may, at any time in its absolute discretion elect to terminate the Employment and this Agreement by paying to the Executive, in lieu of the notice period referred to in Clause 1.3 or any part thereof, an amount equivalent to the basic salary for such period or part period. Such a payment shall be subject to such deductions for tax and national insurance as are required by law and to any other authorised deductions.

11.6	For the avoidance of doubt:-

(i)	If the Employer terminates the Executive’s employment other than in accordance with its rights under this Agreement any entitlement to damages for breach of contract will be assessed on normal common law principles (including the Executive’s obligation to mitigate any losses); and

(ii)	The right of the Employer to make a payment in lieu of notice does not give rise to any right for the Executive to receive such a payment.

11.7	The Employer will pay any sums due under Clause 11.5 in monthly instalments over the period until the date on which notice, if it had been served in accordance with Clause 1.3, would have expired (the “Relevant Period”). The Executive is obliged to seek alternative income over the Relevant Period and to disclose the gross amount of any such income to the Employer as evidenced by payslips and/or invoices in a timely manner. The Employer’s monthly instalment payments pursuant to this Clause 11.7 shall then be reduced by the gross amount of such alternative income earned in respect of any part of the Relevant Period. Payments shall be subject to such deductions for tax and national insurance contributions as are required by law and to any other authorised deductions.

12	Return of Property

12.1	The Executive will immediately upon the termination of the Employment return to the Employer at such place as the Employer may reasonably specify

12.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning any Group Company, including any Confidential Information and will not retain any copies of such documents or materials; and

12.1.2	all other property belonging or relating to any Group Company, in good condition (allowing for fair wear and tear).

13	Directorships

13.1	The Executive’s office in any Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive must resign from any office held in any Group Company if asked at any time to do so by the Employer.

13.3	By entering into this Agreement, the Executive irrevocably appoints the Employer as attorney to act in the Executive’s name and on the Executive’s behalf to execute any document or do anything in the Executive’s name necessary to effect the Executive’s resignation in accordance with Clause 13.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 13.3, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

13.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Employer.

13.5	During the Employment the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any Group Company.

13.6	The Executive must not resign office as a director of any Group Company without the agreement of the Employer save that this restriction shall not prevent the Executive from resigning such office during any period of Garden Leave if the Executive reasonably considers his position and liability as an officer of the relevant company is materially prejudiced by the acts or omissions of its board or the Board.

14	Disciplinary and Grievance Procedures

14.1	Any disciplinary matter affecting the Executive will be dealt with by their line manager

14.2	If the Executive has any grievance relating to their employment such grievance should be made in writing to their line manager. If the Executive is dissatisfied with their line manager’s treatment of the grievance, the matter may be referred to the Chief Executive or an alternative sufficiently senior Director.

15	Miscellaneous Conditions of Employment

15.1	The Staff Manual (People Policies and Practice)/HR policies and practice contains general information regarding policies and procedures currently in place, within the Group, which may be altered from time to time at the sole discretion of the Employer. These do not form part of this Agreement except for the following provisions:-

LTSB Heritage		HBOS Heritage

15.1.1	Group Security Policy	Group Security Policy

15.1.2	Personal Account Dealing	Personal Integrity and Conduct Policy

15.1.3	Sick Pay	Sick Pay and Procedure

15.1.4	Sickness absence reporting	Health Wellbeing and Attendance

15.1.5	Smoking Policy	Management Policy and Procedures

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

15.2	There are no collective agreements affecting the employment of the Executive.

16	Contracts (Rights of Third Parties) Act 1999 and Data Protection Act 1998

16.1	No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under The Contracts (Rights of Third Parties) Act 1999.

16.2	For the purposes of the Data Protection Act 1998 (the “Act”) the Executive consents to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

16.2.1	administering and maintaining personnel records;

16.2.2	paying and reviewing salary and other remuneration and benefits;

16.2.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

16.2.4	undertaking performance appraisals and reviews;

16.2.5	maintaining sickness and other absence records;

16.2.6	taking decisions as to the Executive’s fitness for work;

16.2.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, Her Majesty’s Revenue and Customs and the Contributions Agency;

16.2.8	providing information to future purchasers of the Employer or of the business in which the Executive works; and

16.2.9	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during the employment the Executive will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

17	Other Agreements

17.1	This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights) shall be treated as cancelled with effect from the Commencement Date.

17.2	This Agreement comprises the whole agreement between the Employer and the Executive relating to the Employment, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

18	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at their home address notified to the Employer pursuant to Clause 2.1 or at any other last known UK residential address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

19	Interpretation

General

19.1	In this Agreement:

19.1.1	where the context permits, references to the singular shall include references to the plural and vice versa;

19.1.2	the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”/HR Policies and Practice, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the sections of the now current Employer’s Staff Manual/HR Policies and Practice in Clause 15.1 shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

19.1.3	references to a Clause mean a Clause in this Agreement;

19.1.4	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

Definitions

19.2	In this Agreement unless the context otherwise requires:

“Board” means board of directors of the Employer or any duly authorised committee of the same;

“Commencement Date” has the meaning given in Clause 1.3;

“Confidential Information” has the meaning given in Clause 7.1;

“Dismissal for Cause” shall include termination of the Executive’s employment:-

(a)	on any grounds listed in Clause 11.1; or

(b)	for any reason relating to the Executive’s performance or conduct where the Board in good faith considers that the Executive has failed or is failing to perform and/or conduct himself to the standard expected by the Board; or in any other circumstances where the Board in good faith considers that it is in the best interests of Lloyds Banking Group plc that the Executive’s employment be terminated;

“Employment” has the meaning given in Clause 1.1;

“FSA” means the Financial Services Authority and/or any successor regulatory body or bodies relevant to the Employer’s business from time to time;

“FSMA 2000” means the Financial Services and Markets Act 2000, as amended and in force from time to time, and/or any legislation which re-enacts or consolidates or modifies such legislation from time to time or otherwise replaces such legislation in respect of the FSA;

“FSMA Approval” has the meaning given in Clause 1.2.

“Garden Leave Period” has the meaning given in Clause 9.1;

“Group Company” means any of Lloyds Banking Group plc and its subsidiaries (as such terms are defined in the Companies Act 2006), and “Group” means all of them;

“Intellectual Property Rights” means all intellectual property rights, and interests in or to intellectual property rights, which may subsist in any part of the world, including where such rights are or may be obtained or enhanced by registration, any registrations, applications for registrations and rights to apply for registration of such intellectual property rights;

“Prospective Customer” means any person, firm or company which has been engaged in negotiations, with which the Executive has been personally involved, with the Employer or any other Group Company with a view to purchasing products or services from the Employer or any other Group Company during the period of 6 months prior to the Relevant Date;

“Relevant Customer” means any person, firm or company which at any time during the 12 months prior to the Relevant Date was a customer of the Employer or any other Group Company, with whom or which the Executive dealt other than in a de minimis way or for whom or which the Executive was responsible in a supervisory or managerial capacity on behalf of the Employer or any other Group Company at any time during the said period;

“Relevant Date” means (i) in the case of Clause 10.1.1 the earlier of the date the Executive gives notice to terminate his employment, the Termination Date or the date on which the Executive commences any Garden Leave Period; and (ii) in the case of Clauses 10.1.2 to 10.1.5 the Termination Date, or if earlier, the date on which the Executive commences any Garden Leave Period;

“Relevant Services” products and services competitive with those supplied by the Employer or any other Group Company at any time during the 12 months prior to the Relevant Date in the supply of which the Executive was involved or concerned other than in a de minimis way at any time during the said period;

“Relevant Supplier” means any person, firm or company which at any time during the 12 months prior to the Relevant Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Employer or any Group Company and with whom or which the Executive had personal dealings during the Employment other than in a de minimis way;

“Restricted Employee” means any person who is at the Relevant Date or was at any time during the period of 12 months prior to the Relevant Date employed or engaged as a consultant in the Group in an executive or senior managerial capacity or who reported directly to the Executive and with whom the Executive has had dealings other than in a de minimis way during the course of the Employment;

“Santander” means Banco Santander, S.A.;

“Santander shares” means shares of Capital Stock in Santander, par value Euro 0.50 each;

“Termination Date” means the date on which the Employment terminates; and

“Work(s)” means any idea, method, discovery, invention, technical or commercial information, know-how, computer program, semiconductor chip layout, database, drawing, literary work, product, packaging, design, marketing concept, trade or service mark, logo, domain name and all similar works (whether registrable or not and whether copyright works or not) made, created, or developed by the Executive, either alone or with others, during the term of the Employment (whether in or outside the course of the Executive’s duties), which relates to, or is capable of being used in, the business of the Employer or any Group Company.

20	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the Executive Juan Colombas in the presence of:		}	/s/ J Colombás

Witness’s signature		/s/ J Ridolt

Name	James Ridolt
Address	25 Gresham St
London EC2V 7HN
Occupation	Executive Reward

SIGNED on behalf of the Employer: in the presence of:	/s/ Paul Fretten /s/ F Smith	}